UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                   FORM 12b-25

                                                Commission File Number 001-11155

                           NOTIFICATION OF LATE FILING

(Check One):  |X|  Form 10-K   |_|  Form 20-F    |_|  Form 11-K    |_| Form 10-Q
              |_|  Form 10-D   |_|  Form N-SAR   |_|  Form N-CSR

                 For Period Ended:   December 31, 2005

|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

                 For the Transition Period Ended: ______________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  WESTMORELAND COAL COMPANY
Former name if applicable:  [Not applicable.]
Address of principal executive office
  (Street and number):  14th Floor, 2 North Cascade Avenue
City, state and zip code:  Colorado Springs, CO 80903


                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |  (a)   The reasons described in reasonable detail in Part III of this
        |        form could not be eliminated without unreasonable effort or
        |        expense;
        |
        |  (b)   The subject annual report, semi-annual report, transition
        |        report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
        |        N-CSR, or portion thereof, will be filed on or before the
   |X|  |        fifteenth calendar day following the prescribed due date; or
        |        the subject quarterly report or transition report on Form 10-Q
        |        or subject distribution report on Form 10-D, or portion
        |        thereof, will be filed on or before the fifth calendar day
        |        following the prescribed due date; and
        |
        |  (c)   The accountant's statement or other exhibit required by Rule
        |        12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Westmoreland Coal Company (the "Company") and its independent registered public accounting firm (the "auditors") are currently in the process of completing their assessment of the effectiveness of the Company's internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. Certain disclosures relating to this assessment are required in connection with filing the Company's annual report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K"). Management and the auditors must complete their assessment of the Company's internal control over financial reporting and the auditors must then also audit management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. This process is not expected to be completed in time for the Company to file its 2005 Form 10-K by the due date, March 16, 2006. The Company intends to file the 2005 Form 10-K as soon as practicable, and in any event within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act, which would expire on March 31, 2006.

         The Company's auditors identified two items of concern as part of their 2005 examination of the Company's year-end close. The first item relates to an overstatement of costs included in the Company's calculation of the future asset retirement (reclamation) obligations at one of the Company's mines. The second item relates to an overstatement of the 2005 income tax expense on the preliminary financial statements. Correction of these errors results in an increase in the Company's net income for 2005.

         The first item relates to the salary expense for maintenance supervision of future reclamation activities at one of the Company's mines. The auditors determined that the entirety of this expense had been included as a cost of reclaiming each of the separate areas that are to be reclaimed in the future. This expense should have been apportioned among those areas. A human error occurred in inputting the non-apportioned expense into the spreadsheet used to calculate the estimated cost of final reclamation at that mine. Because of this human error, the capitalized asset retirement costs and the asset retirement obligations were overstated on the balance sheet at that mine. This caused an immaterial overstatement of the mine's depletion and accretion expenses. The Company believes this error has been in place since 2003 and was not discovered even though the calculation of that mine's capitalized asset retirement costs and asset retirement obligations were reviewed annually by (1) the mine's engineering department and (2) that mine's accounting staff. The Company has now corrected the spreadsheet and the capitalized asset retirement costs and the asset retirement obligations on the balance sheet at December 31, 2005.

         The second item relates to the 2005 year-end estimated tax basis for one of the Company's mines. The auditors determined that the estimated tax basis for that mine for 2005 was understated in the Company's preliminary tax calculations. As a result, certain of the Company's preliminary financial statements reflected a reduced benefit from percentage depletion, which overstated the Company's estimated 2005 Federal taxable income, causing an overstatement of income tax expense. The Company had not completed its year-end review of taxes when the auditors detected this error. The Company corrected the error promptly after it was identified. As a result, the financial statements included in the 2005 Form 10-K will include this correction.

         Management has reviewed both items and believes these were transaction-level process errors rather than Company-level control problems.

         The Company will provide a discussion in its 2005 Form 10-K of remediation actions that have been implemented to ensure effective controls over the calculation of the tax provision and reclamation obligations. In accordance with Section 404 of the Sarbanes-Oxley Act, the Company and its independent registered accounting firm continue to assess the Company's overall controls environment and the effectiveness of these controls.


                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification:

               David J. Blair     719-442-2600

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               |X| Yes   |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes   |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In 2004, the Company reported a loss for the quarter and positive net income applicable to common shareholders for the full year. When the Company files its 2005 Form 10-K, it expects to report positive net income applicable to common shareholders for both the fourth quarter and the full year of 2005. Because this review work is not yet complete, the Company is not able to release its final financial statements at this time.

         This Notification of Late Filing on Form 12b-25 contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "will," "may," and similar words or phrases. These statements discuss, among other things, the timing of the completion and filing of the 2005 Form 10-K, the Company's expected results of operations for the fiscal year ended December 31, 2005 and the results of the review of the Company's internal controls. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.



                            WESTMORELAND COAL COMPANY
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  MARCH 16, 2006                   By:  /s/ DAVID J. BLAIR
                                            --------------------------------
                                            Name:  DAVID J. BLAIR
                                            Title: CHIEF FINANCIAL OFFICER